Filed Pursuant to Rule 433
Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Auto Callable Notes Linked to the Worst-Performing

Index of the Technology Select Sector Index, the Health Care Select Sector Index and the Consumer Staples Select Sector Index

due July 2011

(the “Notes”)

US$10 principal amount per unit

Private Offering Notice

Summary Terms

The Notes:

•

The Notes are designed for investors who seek an early exit prior to maturity at a premium if the closing level of each of the Technology Select Sector Index, the Health Care Select Sector Index and the Consumer Staples Select Sector Index (each an “Index” and together, the “Indices”) is at or above its applicable call level on the relevant observation date.

•

The call level with respect to each Index is equal to 85% of the applicable starting value of such Index on the first observation date (July     , 2009), 100% of the applicable starting value of such Index on the second observation date (July     , 2010) and 100% of the applicable starting value of such Index on the final observation date (July     , 2011).

•

Investors must be willing to forego interest payments on the Notes and to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes. Investors must also be prepared to have their Notes called on any observation date.

•	There is no principal protection on the Notes.

•

Unless the Notes are automatically called on an applicable observation date, there will be no payments prior to the maturity date and the Notes cannot be redeemed prior to the maturity date other than pursuant to the automatic call feature.

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$100,000, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be July , 2008.

Payment if automatically called:

•	The Notes will be automatically called if the closing level of each Index on any observation date is greater than or equal to its applicable call level for that observation date.

•

If the Notes are automatically called, investors will receive the $10 original public offering price per unit plus the call premium. The call premium will represent a return of between 11% and 14% of the $10 original public offering price per unit per annum. If the Notes are called, an investor will receive per unit:

•	between $11.10 and $11.40 if the Notes are called on the first observation date in July 2009;

•	between $12.20 and $12.80 if the Notes are called on the second observation date in July 2010; or

•	between $13.30 and $14.20 if the Notes are called on the final Observation Date in July 2011.

Payment on the maturity date, if not automatically called:

•

If the Notes are not automatically called, the amount an investor receives on the maturity date will be based on the percentage change in the level of the worst-performing Index from the starting value of such Index on the pricing date to the ending value of such Index on the final observation date. If the ending value of the worst-performing Index:

•	is greater than or equal to its applicable threshold level, investors will receive the $10 original public offering price per unit.

•	is less than its applicable threshold level, investors will lose a percentage of their principal amount based on the percentage decline in excess of the threshold level, multiplied by 117.65%.

•	The worst-performing Index will be the Index with the lowest index ratio, which is a measure of the ending value of an Index relative to the starting value of such Index.

•	The threshold level with respect to each Index will be equal to 85% of the starting value of such Index on the pricing date.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area (“EEA”) member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-8 to PS-12 of the attached Preliminary Pricing Supplement and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than what he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 2.00% of the public offering price is included in the terms of the Notes and is payable to the Merrill Lynch & Co., Inc. and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is July 15, 2008.

This Notice supplements the Preliminary Pricing Supplement, dated July 15, 2008 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, each dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.